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Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

FALCONBRIDGE LIMITED
ESSP BULLETIN — UPDATE

July 18, 2006

AMENDED OFFER BY INCO LIMITED

Inco Limited ("Inco") has amended its offer to purchase ("Amended Offer") all of the outstanding common shares ("Falconbridge Shares") of Falconbridge Limited ("Falconbridge"). Under the Amended Offer, Falconbridge shareholders will be entitled to receive either (i) Cdn.$60.20 in cash; or (ii) 0.80312 of an Inco common share plus Cdn.$0.05 in cash for each Falconbridge Share, subject to proration. THE BOARD OF DIRECTORS OF FALCONBRIDGE CONTINUES TO UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR FALCONBRIDGE SHARES TO THE AMENDED OFFER.

The terms and conditions relating to the Amended Offer are described in the attached notice of variation and extension of Inco dated July 16, 2006 and accompanying notice of change of Falconbridge Limited dated July 17, 2006. Details of the offer are also set out in the offer to purchase of Inco dated October 24, 2005 and accompanying directors' circular of Falconbridge dated October 24, 2005, as amended or supplemented by the Inco notices of extension dated December 14, 2005, January 19, 2006, February 27, 2006 and July 13, 2006, the Inco notice of variation dated May 29, 2006 and accompanying notice of change of Falconbridge dated May 29, 2006, the Inco notice of variation and extension dated June 29, 2006 and accompanying notice of change of Falconbridge dated June 29, 2006.

The expiry date for the Amended Offer to Falconbridge shareholders is July 27, 2006 and the acceptance deadline date for ESSP Members is 12:00 noon (Toronto time) on July 21, 2006.

In order to tender your Falconbridge ESSP holdings or any part thereof to the Amended Offer, please complete and submit the attached "Special Transaction Form to Tender Falconbridge Common Shares to the Inco Offer" or the yellow form provided in the package sent to you earlier. If you have previously submitted the form, the terms and conditions of the Amended Offer will automatically apply and you need not re-submit your tender document. However, any new forms received will supersede any previously submitted forms.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

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FALCONBRIDGE LIMITED ESSP BULLETIN — UPDATE